FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Extorre Gold Mines Limited ("**Extorre**" or the "**Company**")
Suite 1660, 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2 Date of Material Change

State the date of the material change.

June 18, 2012

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

June 18, 2012

The Press Release was disseminated to the Toronto Stock Exchange and through various other approved public media and filed on SEDAR with the securities commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick.

Item 4 Summary of Material Change(s)

Extorre has entered into a definitive arrangement agreement (the "**Agreement**") with Yamana Gold Inc. (TSX:YRI; NYSE: AUY; LSE: YAU) ("**Yamana**") pursuant to which Yamana will acquire all of the issued and outstanding common shares of Extorre ("**Extorre Shares**") by way of a statutory plan of arrangement (the "**Arrangement**") under the *Canada Business Corporations Act* ("**CBCA**").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Extorre has entered into an Agreement with Yamana pursuant to which Yamana will acquire all of the issued and outstanding Extorre Shares by way of an Arrangement under the CBCA.

Transaction Details

Under the terms of the Agreement, each Extorre shareholder will receive from Yamana in exchange for each Extorre Share held, $3.50 in cash and 0.0467 of a common share of Yamana (a "**Yamana Share**"). Each holder of an Extorre stock option (an "**Option**") shall be entitled to receive, upon the exercise of such Options, Yamana Shares based upon a share exchange ratio of 0.2648 of a Yamana Share for each

Extorre Share which would have been issuable upon exercise of such Options prior to the effective date of the Arrangement.

Based on the closing price of the Yamana Shares on the Toronto Stock Exchange ("**TSX**") of $16.36 on June 15, 2012, the last trading day before announcement of the Arrangement, the implied transaction price of $4.26 per Extorre Share represents a premium of approximately 54% over the 20-day volume weighted average price of the Extorre Shares on the TSX for the period ending June 15, 2012. The transaction value on a basic shares outstanding basis is approximately $414 million.

Completion of the Arrangement is subject to certain customary conditions, including receipt of all necessary court, shareholder and regulatory approvals. The Agreement also provides for, among other things, customary non-solicitation covenants, a "right to match" in favour of Yamana in the event of a superior proposal and the payment by Extorre to Yamana of a $15 million termination fee should the Agreement be terminated in certain circumstances.

The special meeting for Extorre shareholders to approve the Arrangement is expected to occur on or about August 15, 2012. The Arrangement must be approved by 66⅔% of the Extorre Shares voted at the meeting.

The board of directors of Extorre, based on the recommendation of its special committee, unanimously determined the Arrangement to be in the best interests of the Company and recommends that the Extorre shareholders vote in favour of the Arrangement.

Voting and Support Agreements

Each of the senior officers and directors of Extorre, representing, in aggregate, approximately 7.4% of the issued and outstanding Extorre Shares, has entered into a voting and support agreement with Yamana, pursuant to which, among other things, they have agreed to vote their Extorre Shares in favour of the Arrangement, not to solicit other transactions and to otherwise support the Arrangement.

Advisors

Extorre's financial advisor for the Arrangement is Canaccord Genuity Corp. and its legal advisor is Gowling Lafleur Henderson LLP. The financial advisor to the special committee of independent directors of Extorre is Gryphon Partners Canada Inc., a Standard Chartered Company, and its legal advisor is Blake, Cassels & Graydon LLP. Each of Canaccord Genuity Corp. and Gryphon Partners Canada Inc. delivered oral opinions that the consideration to be received by the Extorre shareholders is fair from a financial point of view to the Extorre shareholders other than Yamana and its affiliates.

5.2 Disclosure for Restructuring Transactions

(i) Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Trevor Mulroney, President & CEO
604-681-9512

Item 9 Date of Report

June 27, 2012